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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Name of Issuer: Millennium Cell Inc.
Title of Class of Securities: Common Stock, par value $.001 per share

CUSIP Number: 60038b 10 5

Date of Event Which Requires Filing of this Statement: December 31, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).
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CUSIP No. 60038b 10 5

1.      Names of Reporting Persons
        I.R.S. Identification No. of Above Persons (Entities Only)

               Stephen D. Weinroth

2.      Check the Appropriate Box if a Member of a Group
                                    (a) [ ]
                                    (b) [ ]
               Not applicable

3.      SEC Use Only

4.      Citizenship or Place of Organization

               United States

Number of Shares Beneficially Owned by Each Reporting Person with

5.      Sole Voting Power

               3,619,378 shares

6.      Shared Voting Power

               -0-

7.      Sole Dispositive Power

               3,619,378 shares

8.      Shared Dispositive Power

               -0-

9.      Aggregate Amount Beneficially Owned by Each Reporting Person

               3,619,378 shares

10.     Check Box if the Aggregate Amount in Row (9) excludes Certain Shares

               Not applicable

11.     Percent of Class Represented by Amount in Row 9

               13.3%

12.     Type of Reporting Person

               IN
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CUSIP No.      60038b 10 5

Item 1. (a)    Name of Issuer:

               Millennium Cell Inc.

Item 1. (b)    Address of Issuer's Principal Executive Offices:

               One Industrial Way West
               Eatontown, New Jersey  07724

Item 2. (a)    Name of Person Filing:

               Stephen D. Weinroth

Item 2. (b)    Address of Principal Business Office or, if none,
               Residence:

               c/o Andersen Weinroth & Co.
               1330 Avenue of the Americas
               36th Floor
               New York, New York 10019

Item 2. (c)    Citizenship:

               United States

Item 2. (d)    Title of Class of Securities:

               Common Stock, par value $.001 per share

Item 2. (e)    CUSIP Number:

               60038b 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

                          Not Applicable

        (a)    [ ]  Broker or Dealer registered under Section 15 of the Exchange
                    Act.

        (b)    [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)    [ ]  Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

        (d)    [ ]  Investment company registered under Section 8 of the
                    Investment Company Act.
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CUSIP No.      60038b 10 5

        (e)    [ ]  An investment adviser in accordance with
                    Rule 13d-1(b)(1)(ii)(E).

        (f)    [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)    [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)    [ ]  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

        (i)    [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

        (j)    [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)   Amount Beneficially  Owned:       3,619,378

(b)   Percent of Class:                 13.3%

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:                  3,619,378

(ii)  Shared power to vote or to direct the vote:                -0-

(iii) Sole power to dispose or to direct the disposition of:     3,619,378

(iv)  Shared power to dispose or to direct the disposition of:   -0-
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CUSIP No.      60038b 10 5


Item 5. Ownership of Five Percent or Less of a Class

                    Not Applicable


Item 6. Ownership of More than Five Percent on Behalf of Another Person

                    Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                    Not Applicable


Item 8. Identification and Classification of Members of the Group

                    Not Applicable


Item 9. Notice of Dissolution of Group

                    Not Applicable


Item 10. Certifications

                    Not Applicable


                                  Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2002
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Date

/s/ Stephen D. Weinroth
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Signature

Stephen D. Weinroth
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Name/Title